Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
BR Hong Kong Limited Burning	Hong Kong
Rock Dx LLC Beijing Burning	The Unite States
Rock Biotech Limited	China
Guangzhou Burning Rock Biotech Limited	China

VIE	Place of Incorporation
Burning Rock (Beijing) Biotechnology Co., Ltd.	China

Subsidiaries of the VIE	Place of Incorporation
Guangzhou Burning Rock Biotechnology Co., Ltd.	China
Guangzhou Burning Rock Medical Equipment Co., Ltd.	China
Guangzhou Burning Rock Dx Co., Ltd.	China